

January 16, 2013

<u>Via E-mail</u>
Mr. David Segelov
President
Star Gold Corp.
611 E. Sherman Avenue
Coeur d'Alene, Idaho 83814

> **Re:** **Star Gold Corp.**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2012**
> **Filed December 17, 2012**
> **File No. 000-52711**

Dear Mr. Segelov:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that the interactive data provided in Exhibit 101 appears to relate to the fiscal quarter ended July 31, 2012 rather than October 31, 2012. Please amend the Form 10-Q filing to provide the correct data in Exhibit 101.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director